APEX CRITICAL METALS CORP.

1450 - 789 West Pender Street

Vancouver, British Columbia, V6C 1H2

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Apex Critical Metals Corp. (the "Company") will be held at 1450 - 789 West Pender Street, Vancouver, British Columbia, on Wednesday, February 26, 2025 at 11:00 a.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended July 31, 2024 and the accompanying report of the auditor;

2. to set the number of directors of the Company at five (5);

3. to elect Jody Dahrouge, Jody Bellefleur, Darren Smith, Joness Lang and Sean Charland as directors of the Company;

4. to appoint DeVisser Gray LLP, Chartered Professional Accountants, as the auditor of the Company for the fiscal year ending July 31, 2025

5. to authorize the directors of the Company to fix the remuneration to be paid to the auditor for the financial year ending July 31, 2025;

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of meeting (the "Notice of Meeting").

The Company's board of directors has fixed January 27, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing, that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Vancouver, British Columbia, this 27th day of January, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS OF

APEX CRITICAL METALS CORP.

"Jody Bellefleur"

Jody Bellefleur

Chief Financial Officer and Director